News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 26, 2025

Seabridge Gold Reports on 2024 Corporate Objectives

Toronto, Canada… For more than 20 years, Seabridge Gold (TSX: SEA) (NYSE: SA) has set and published annual objectives and reported on the results at the end of each year which we call our report card. For 2024, the Company set fifteen specific objectives which were published in April 2024.  Were we successful?

See our 2024 Report Card.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com